UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

RELMADA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75955J 204

(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England & Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,124,805[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,124,805[1]
11	Aggregate amount beneficially owned by each reporting person 1,124,805[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.01%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 532,512 shares of Common Stock registered in the name of James P. Ahern.

2 Calculated based on 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on October 2, 2015 (“Form S-3”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,124,805[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,124,805[3]
11	Aggregate amount beneficially owned by each reporting person 1,124,805[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.01%[4]
14	Type of reporting person IN

3 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 532,512 shares of Common Stock registered in the name of Mr. Ahern.

4 Calculated based on 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Item 2.  Identity and Background.

The persons filing this statement are Laidlaw & Company (UK) Ltd., a full-service investment banking and brokerage firm incorporated in England & Wales (“Laidlaw”); Matthew D. Eitner, a citizen of the United States of America; and James P. Ahern, a citizen of the United States of America (each individually, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of each Reporting Person is 546 5th Avenue, 5th Floor, New York, NY 10036.

Laidlaw is a full service investment banking and brokerage firm. Mr. Eitner’s present principal occupation or employment is serving as Chief Executive Officer of Laidlaw. Mr. Ahern’s present principal occupation or employment is serving as Managing Partner and Head of Capital Markets of Laidlaw.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of Laidlaw is listed on Schedule A hereto under the heading “Laidlaw Executive Officers and Directors” and (ii) each person controlling Laidlaw and such person’s executive officers and directors are listed on Schedule A hereto under the heading “Laidlaw Controlling Persons.”

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he knows or has reason to believe that such information is inaccurate.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,124,805 shares of Common Stock (not including shares of Common Stock obtained by cashless exercise of Issuer warrants) beneficially owned by the Mr. Eitner and Mr. Ahern collectively was $1,075,579.98 (including commissions). The source of funding for the purchase of the Common Stock was, and the source of funding for the purchase of any additional shares of Common Stock and the exercise of any Issuer warrants is currently expected to be, the personal funds of the Reporting Persons.

Item 4.  Purpose of Transaction.

Over the past year, the Issuer has underperformed both the S&P 500 and the Nasdaq Biotech Index on an absolute, split-adjusted basis by 83% and 94%, respectively. As a long-term shareholder in, and principals of the investment bank that raised substantial capital for, the Issuer, the Reporting Persons have met and engaged in constructive dialogue with members of the Issuer’s senior management team and board of directors on multiple occasions. The Reporting Persons have communicated their view that the Issuer can create significant value for shareholders through sharper clinical and commercial focus in pain therapeutics and through the acquisition, development and commercialization of clinical stage assets in pain management. However, the Issuer must secure institutional investor capital to validate the Issuer’s leadership and strategy and fund the execution of its strategy. To date, the Issuer has been unsuccessful in attracting institutional capital. Multiple high-quality healthcare-focused institutional investors recently have declined the opportunity to invest in the Issuer citing, among other things, the Issuer’s need for additional clinical and commercial expertise at the management and board level and better articulated development plans for its core products. The Reporting Persons also are concerned that the Issuer is not appropriately marketing itself to institutional investors. For example, a third-party business consultant hired by the Reporting Persons recently introduced the Issuer to a high-quality healthcare institutional investor who was considering a substantial investment in the Issuer pending due diligence, but the Issuer declined this investor’s request for due diligence access. In denying this institutional investor access to customary due diligence, the Issuer passed up a potential opportunity to obtain high quality capital and enhance its reputation in the institutional investor community.

The Reporting Persons believe that the Issuer must address the concerns of the institutional investor community if it is to attract the capital needed to complete the development of its core assets, acquire additional assets and maximize shareholder value. Therefore, on October 21, 2015, the Reporting Persons delivered a letter to the Issuer communicating their intention to suggest, for appointment to the Issuer’s board of directors, candidates who will bring deep experience in specialty pharmaceutical operations, clinical and commercial product development, institutional healthcare investing and general good company governance and will work collaboratively with the Issuer’s existing directors to optimize value for all shareholders.

The Reporting Persons will seek to continue to have discussions with the Issuer’s representatives regarding these improvements and changes in strategy that the Reporting Persons would like to see implemented in order to enhance shareholder value, including the addition of directors and officers with expertise in pain therapeutics and the expansion of the investor base to include institutional investor capital.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s response to the actions suggested by the Reporting Persons, price levels of the Issuer’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer, as it deems appropriate, including, but not limited to, communicating with management, the Issuer’s board of directors, other shareholders of the Issuer, industry participants and other relevant or interested parties, purchasing additional shares of Common Stock or selling some or all of its Common Stock, hedging its position in the Common Stock or otherwise trading in derivative securities having reference to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of October 21, 2015, each of Mr. Eitner and Mr. Ahern beneficially owned, in the aggregate, 1,124,805 shares of Common Stock, representing approximately 10.01% of the Issuer’s outstanding shares of Common Stock (based upon 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3, as adjusted for shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern5). Such shares of Common Stock include an aggregate of 902,312 shares of Common Stock beneficially owned by Mr. Eitner and Mr. Ahern through direct ownership of the shares, representing 8.03% of the Issuer’s outstanding shares of Common Stock, as adjusted, and an additional 224,493 shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern, representing approximately 1.98% of the Issuer’s outstanding shares of Common Stock, as adjusted.

As of October 21, 2015, each of Mr. Eitner and Mr. Ahern may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 1,124,805 shares of Common Stock, including (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (or 5.26% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner6), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, (or 0.06% of the Issuer’s outstanding Common Stock as reported in the Issuer’s Form S-3) and (iii) 532,512 shares of Common Stock registered in the name of Mr. Ahern (or 4.79% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Ahern7). Each of Mr. Eitner and Mr. Ahern disclaims beneficial ownership of shares not registered in their respective names for all other purposes.

5 The adjusted number of outstanding shares of Common Stock (11,236,648) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern (222,493) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

6 The adjusted number of outstanding shares of Common Stock (11,125,402) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner (111,247) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

7 The adjusted number of outstanding shares of Common Stock (11,125,401) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Ahern (111,246) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

Mrs. Eitner is a citizen of the United States of America, her address is c/o Matthew D. Eitner, 546 5th Avenue, 5th Floor, New York, NY 10036 and her principal occupation is serving as a homemaker. During the last five years, to the best knowledge of the Reporting Persons, Mrs. Eitner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mrs. Eitner being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Laidlaw does not have beneficial ownership, shared voting power or shared dispositive power of any shares of Common Stock. To the Reporting Persons’ best knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) The following table and the notes thereto sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of transactions effected through October 21, 2015. There have been no transactions in shares of the Issuer, to the best of the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Trade Date	Settlement Date	No. of Shares	Price Per Share ($)	Transaction Type
Matthew D. Eitner	8/18/2015	8/21/2015	600	7.6233	Purchase

Matthew D. Eitner	8/19/2015	8/21/2015	700	7.1986	Purchase

Matthew D. Eitner	8/20/2015	8/24/2015	4,100	7.1198	Purchase

Matthew D. Eitner	8/21/2015	8/25/2015	2,000	6.6576	Purchase

Matthew D. Eitner	8/25/2015	8/28/2015	1,750	5.9717	Purchase

Matthew D. Eitner	8/26/2015	8/27/2015	2,110	5.3300	Purchase

Matthew D. Eitner	8/28/2015	9/1/2015	1,250	5.1163	Purchase

Matthew D. Eitner	9/2/2015	9/2/2015	1,750	4.9869	Purchase

Matthew D. Eitner	9/8/2015	9/9/2015	300	5.1450	Purchase

James P. Ahern	8/20/2015	8/24/2015	4,100	7.1198	Purchase

James P. Ahern	8/21/2015	8/25/2015	2,000	6.6576	Purchase

James P. Ahern	8/25/2015	8/28/2015	1,750	5.9717	Purchase

James P. Ahern	8/26/2015	8/27/2015	2,110	5.3300	Purchase

James P. Ahern	8/28/2015	9/1/2015	1,250	5.1163	Purchase

James P. Ahern	9/2/2015	9/2/2015	1,750	4.9869	Purchase

James P. Ahern	9/8/2015	9/8/2015	300	5.1450	Purchase

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 99.1.

Laidlaw has entered into an Advisory and Consulting Agreement with Trevor Lane Advisory LLC, a consultant with experience in pharmaceutical and biopharmaceutical business operations, business development, corporate planning, corporate finance, strategic planning, institutional investing, investor relations and public relations and will provide certain advisory and consulting services. The Advisory and Consulting Agreement is attached hereto as Exhibit 99.2.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 21, 2015, by and among Laidlaw & Company (UK) Ltd., Matthew D. Eitner and James P. Ahern.

99.2	Advisory and Consulting Agreement, dated September 25, 2015, by and between Laidlaw & Company (UK) Ltd. and Trevor Lane Advisory LLC.

Schedule A

Laidlaw Executive Officers and Directors

The name, business address and present principal occupation of each director and executive officer of Laidlaw are set forth below. All such executive officers and directors are U.S. citizens.

Name	Business Address	Present Principal Occupation or Employment
Matthew D. Eitner	546 5th Avenue, 5th Floor, New York, NY 10036	Chief Executive Officer and Director of Laidlaw
James P. Ahern	546 5th Avenue, 5th Floor, New York, NY 10036	Managing Partner, Head of Capital Markets of Laidlaw and Director of Laidlaw
John W. Coolong	546 5th Avenue, 5th Floor, New York, NY 10036	Chief Compliance Office, Chief Financial Officer of Laidlaw

Laidlaw Controlling Persons

Laidlaw Holdings Limited, a private company limited by shares organized in England and Wales, is the parent holding company of Laidlaw. Laidlaw Holdings Limited is primarily engaged in the business of serving as the holding company of Laidlaw. The address of Laidlaw Holdings Limited’s principal office is 41 Dover Street, London, England W1S 4NS. The name, business address and present principal occupation of each director and executive officer of Laidlaw Holdings Limited are set forth below. All such executive officers and directors are U.S. citizens.

Name	Business Address	Present Principal Occupation or Employment
Marc Koplik	420 Lexington Avenue New York, NY 10170	Chairman of the Board of Directors and Secretary of Laidlaw Holdings Limited
Hugh Regan	546 Fifth Avenue, 23rd Floor New York, NY 10036	Director of Laidlaw Holdings Limited
John Tesei	41 Dover Street London, England W1S 4NS	Director of Laidlaw Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2015

LAIDLAW & COMPANY (UK) LTD.

By: /s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
MATTHEW D. EITNER

/s/ James P. Ahern
JAMES P. AHERN